JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

August 2, 2007

Garrett Johnston

Division of  Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:  Paramount Gold Mining Corp.

Dear Mr. Johnston:

The following is filed with respect to your comment letter dated July 26, 2007:

1.     With respect to comment 1:  We have included in the Registration Statement a schedule identifying the sale of the Company’s unregistered securities.

2.     With respect to comment 2:  We have included in the Registration Statement  the undertaking  required by Item 512(g) of Regulation S-B.

3.     With respect to comment 3:  We have amended our registration statement to reflect that Mr. Crupi is the principal financial officer and Controller of the Registrant.

Should you have further questions,  please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey Klein